July 28, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director

Re:
Kellogg Company
Form 10-K for Fiscal Year Ended December 29, 2007
Filed February 25, 2008
Schedule 14A Definitive Proxy Statement
Filed March 5, 2008
Form 10-Q for Quarterly Period Ended March 29, 2008
Filed May 7, 2008
Response Letter Dated May 23, 2008
File No. 001-04171

Ladies and Gentlemen:
     As Executive Vice President and Chief Financial Officer of Kellogg Company (the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 16, 2008, containing comments on the above-referenced filings. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). As noted in the Company’s responses below, all proposed revisions refer to the Company’s intended method for complying with the Staff’s comments in the Company’s future filings with the Commission, if appropriate given the then current facts and circumstances.
Schedule 14A filed March 5, 2008
1.	We note your response to prior comment 4 and reissue the comment. You note that it is your belief that the comment was responded to and resolved during the staff’s review of the 2007 proxy statement. We refer you to the letter we sent to you on February 25, 2008. We noted that we could not agree or disagree with your conclusion that you had an appropriate competitive harm basis to omit the targets

Securities and Exchange Commission
July 28, 2008

based on the information you had provided us. We further stated that you remained responsible for the adequacy and accuracy of the disclosure in your filings. Accordingly, given that the staff could not determine whether you could omit the targets, we are requesting that you provide us with an explanation of why you believe that you can[’t] disclose the targets on the basis of competitive harm.
Response:
The Company believes that disclosure of the specific targets and bandwidths under the Annual Incentive Plan (“AIP”) and the Executive Performance Plan (“EPP”) would be detrimental and cause competitive harm to the Company and consequently its shareowners. Competitors could use after-the-fact disclosure of specific targets and bandwidths to discern confidential financial and operational trends for recent years. This could suggest the Company’s likely business judgment regarding its current financial and operational prospects, which in turn, could reveal potential future business initiatives and strategies. For these reasons, competitors could use such information in a variety of ways, including determining the Company’s pricing strategy, focusing resources on customers or products targeted by the Company for expansion, and competing with the Company for acquisition opportunities.
However, an equally important reason for not disclosing the specific targets and bandwidths is that the Company believes that the information about the AIP and EPP disclosed in its 2008 proxy statement is sufficient, taken together with the other information in the Company’s 2008 proxy statement, to enable shareowners and potential investors to reasonably evaluate the Company’s executive compensation program and decisions (especially with respect to AIP and EPP) and make a decision as to whether to invest or trade in the Company’s securities. Item 402(b) of Regulation S-K does not explicitly require specific performance target disclosure. Among the six topics required to be addressed is “how the registrant determines the amount (and, where applicable, the formula) for each element of pay.” Item 402(b) lists 15 examples of information that may be required, including “what specific items of corporate performance are taken into account” and “how specific forms of compensation are structured and implemented to reflect these items of the registrant’s performance.” By contrast, Question 118.04 of the Staff’s Compliance & Disclosure Interpretations (updated on July 3, 2008) states “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets.” In addition, Instruction 1 to Item 402(b) states that the purpose of Compensation Discussion and Analysis is to provide investors with “material information that is necessary to an understanding” of a company’s compensation

Securities and Exchange Commission
July 28, 2008

arrangements, and Instruction 3 to Item 402(b) states that Compensation Discussion and Analysis should focus on “the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.” The Company also notes that the Staff indicated in its October 2007 Staff Observations in the Review of Executive Compensation Disclosure that “we have often found that where a company emphasizes material information and de-emphasizes less important information, investor understanding of the company’s disclosure is improved.”
The Company believes that its Compensation Discussion and Analysis discusses and analyzes the material factors underlying compensation policies and decisions reflected in the AIP and EPP data presented in the tables and elsewhere in the 2008 proxy statement. Consistent with the Staff’s interpretative guidance, the Company believes that it is more meaningful than disclosing specific targets and bandwidths to emphasize, as the Company did in its 2008 proxy statement, that:
•	All components of the Company’s executive compensation package, including award opportunities under AIP and EPP, are targeted at the 50th percentile of the Company’s compensation peer group (as listed in the proxy statement);

•	Actual pay, including payouts under AIP and EPP, varies from the 50th percentile based primarily on the Company’s performance relative to that of the forecasted performance of its performance peer group (as listed in the proxy statement);

•	In 2007, the Company’s performance for the stated metrics of internal net sales, internal operating profit and net earnings per share ranked the Company in the second quartile of the forecasted performance of the Company’s performance peer group;

•	The Compensation Committee does not currently use specific targets and bandwidths in a formulaic or rigid fashion, but rather uses a judgment-based methodology in exercising downward, negative discretion to determine the actual payouts for each named executive officer;

•	As part of its judgment-based methodology to align pay with performance, the Compensation Committee establishes performance ranges, aligning the middle of the ranges generally with the forecasted medians of the performance peer group and ensuring that maximums and minimums generally fall within the top and bottom quartiles respectively (actual performance above the median would result in incentive payments above the target level, with payments at the maximum level

Securities and Exchange Commission
July 28, 2008

being made for performance in the top quartile of the performance peer group on a composite basis); and
•	The Company presented supplemental charts showing information about both incentive opportunities and actual payouts.
In the Company’s view, disclosure of the specific targets and bandwidths would not provide shareowners and investors with a more meaningful understanding of the operation of AIP or EPP or the range of payouts under such plans. As discussed in the Company’s 2008 proxy statement, the Compensation Committee does not currently use specific targets and bandwidths in a formulaic or rigid fashion, rather solely as part of (1) complying with the requirements of Section 162(m) of the Internal Revenue Code and (2) a judgment-based methodology in exercising downward, negative discretion to determine the actual payout for each named executive officer, which in the case of AIP also includes the consideration of non-quantitative individual goals. As such, the Company believes disclosure of the specific targets and bandwidths is inconsistent with the rules and guidance discussed above by emphasizing less important information.
2.	We note your response to prior comment 5. Please incorporate in future filings the description of the “pre-established grant guidelines calibrated to competitive standards and approved by the Compensation Committee under the LTIP” you provided in your response. Also, if correct, clarify that the guidelines are not applicable to the named executive officers.
Response: The Company acknowledges the Staff’s comment and confirms it will incorporate such a description in future filings, if applicable. The Company will also clarify that the guidelines are not applicable to the named executive officers.
Form 10-Q for the Quarterly Period Ended March 29, 2008
Note 11 — Fair Value Measurements, page 15
3.	We note your disclosure of over-the-counter commodity and currency contracts which you have classified as Level 2 financial assets and liabilities pursuant to FAS 157. Please expand your disclosure to include the valuation technique(s) used to measure the fair value of these assets and liabilities and a discussion of changes in valuation techniques, if any, from the prior period. Refer to paragraphs 32.e, 39 and A33 of FAS 157.
Response: The Company’s Level 2 financial assets and liabilities consist of interest rate swaps and over-the-counter commodity and currency contracts. The fair value of interest

Securities and Exchange Commission
July 28, 2008

rate swaps is derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve. Commodity derivatives are valued using an income approach based on the commodity index prices less the contract rate multiplied by the notional amount. Foreign currency contracts are valued using an income approach based on forward rates less the contract rate multiplied by the notional amount. The Company has not changed its valuation techniques from the prior period. The Company will expand its future disclosure to include the above valuation techniques.
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Securities and Exchange Commission
July 28, 2008

     I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 961-3125 or via facsimile at (269) 961-6598.

Sincerely,
/s/ John A. Bryant
John A. Bryant
Executive Vice President and Chief Financial Officer